UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42468

CELLYAN BIOTECHNOLOGY CO., LTD

(Translation of registrant’s name into English)

Room B1, 5/F., Well Town Industrial Building,
13 Ko Fai Road, Yau Tong, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 24, 2026, Cellyan Biotechnology Co., Ltd, a Cayman Islands exempted company with limited liability (the “Company”) entered into securities purchase agreements (the “Purchase Agreement”) with certain investors (the “Investors”), pursuant to which the Company agreed to issue and sell, in a private placement (the “Private Placement”), an aggregate of 12,499,986 Class A ordinary shares, par value US$0.001 per share (the “Class A Ordinary Shares”) included in 12,499,986 units (the “Units”), each consisting of one Class A Ordinary Share, and two warrants, each exercisable to purchase one Class A Ordinary Share (each, a “Warrant”), at a purchase price of $0.52 per Unit, for gross proceeds of approximately $6,500,000. The Company plans to use the process for business expansion, working capital and general corporate purposes.

The Warrants have a three-year term and a $0.01 per share exercise price. The Warrants also provide for cashless exercise if and only if at the time of any exercise thereof there is no effective registration statement registering. Subject to limited exceptions, a holder of Warrants will not have the right to exercise any portion of its Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise.

In connection with the Private Placement, the Company also entered into a registration rights agreement with the Investors (the “Registration Rights Agreement”), pursuant to which the Company agreed to file one or more registration statements with the United States Securities and Exchange Commission (the “Commission”) to register the resale of the Class A Ordinary Shares to be issued in the Private Placement and the Class A Ordinary Shares issuable upon exercise of the Warrants. Pursuant to the Registration Rights Agreement, the Company is required to file the initial registration statement no later than the 30th calendar day following the closing date of the Private Placement.

The Private Placement closed on March 25, 2026. The Units were issued and sold by the Company to the Investors in reliance upon the exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof, and Regulation S promulgated thereunder. Each Investor was required to represent that it is not a “U.S. person” in accordance with Regulation S under the Securities Act. The Company did not engage in general solicitation or advertising and did not offer securities to the public in connection with the issuance and sale of the Units, the Class A Ordinary Shares or the Warrants described in this report.

The foregoing descriptions of the Purchase Agreement, Warrants, and Registration Rights Agreement, do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 10.1, 4.1, and 10.2, respectively, to this Current Report on Form 6-K and incorporated herein by reference.

The Class A Ordinary Shares issued in the Private Placement have not been registered under the Securities Act and none of such securities may be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws. The Class A Ordinary Shares are subject to transfer restrictions, and the certificates evidencing the securities will contain an appropriate legend stating that such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom.

Neither this Current Report on Form 6-K nor any of the exhibits attached hereto will constitute an offer to sell or the solicitation of an offer to buy Class A Ordinary Shares or any other securities of the Company

EXHIBIT INDEX

Exhibits Number	Description
4.1	Form of Warrants
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Current Report on Form 6-K contains forward looking statements that involve risks and uncertainties. All statements other than statements of historical fact contained in this Form 6-K, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in the Company’s Commission filings, which may cause our or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assumes no obligation to update any such forward-looking statements.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this Form 6-K. Before you invest in our securities, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” as well as other risks and factors identified from time to time in the Company’s Commission filings could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this Form 6-K to conform our statements to actual results or changed expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2026	CELLYAN BIOTECHNOLOGY CO., LTD

	By:	/s/ Chenyu Liang
Chenyu Liang
Director and Chief Executive Officer

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